                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES AND EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

    For the fiscal year ended June 30, 2005

                                         OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

    For the transition period from                to

    Commission file number 1-4802

                BECTON, DICKINSON AND COMPANY SAVINGS INCENTIVE PLAN
                            (FULL TITLE OF THE PLAN)

                         BECTON, DICKINSON AND COMPANY
            (NAME OF ISSUER OF SECURITIES HELD PURSUANT TO THE PLAN)

               1 Becton Drive
         Franklin Lakes, New Jersey                           07417-1880
  (ADDRESS OF PRINCIPAL EXECUTIVE OFFICER)                    (ZIP CODE)

                                   (201) 847-6800
                                 (TELEPHONE NUMBER)

1.  FINANCIAL STATEMENTS AND SCHEDULES.

    The following financial data for the Plan are submitted herewith:

    Report of Independent Registered Public Accounting Firm

    Statements of Net Assets Available for Benefits as of June 30, 2005 and
    2004

    Statement of Changes in Net Assets Available for Benefits for the year ended June 30, 2005

    Notes to Financial Statements

    Schedule H, Line 4(i) -- Schedule of Assets (Held at End of Year)

2.1 EXHIBITS.

    See Exhibit Index for a list of Exhibits filed or incorporated by reference as part of this report.

                          Becton, Dickinson and Company
                             Savings Incentive Plan

                 Financial Statements and Supplemental Schedule

                                  June 30, 2005




                                    Contents


Report of Independent Registered Public Accounting Firm...............................................F-1

Financial Statements

Statements of Net Assets Available for Benefits as of June 30, 2005 and 2004..........................F-2
Statement of Changes in Net Assets Available for Benefits for the year ended
   June 30, 2005......................................................................................F-3
Notes to Financial Statements.........................................................................F-4

Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)......................................F-11

Consent of Independent Registered Public Accounting Firm.............................................F-13

             Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of the Becton, Dickinson and Company Savings Incentive Plan as of June 30, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2005 and 2004, and the changes in its net assets available for benefits for the year ended June 30, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of June 30, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



New York, New York
November 21, 2005

                          Becton, Dickinson and Company
                             Savings Incentive Plan

                 Statements of Net Assets Available for Benefits


                                                                                               June 30
                                                                                        2005               2004
                                                                                ---------------------------------------
Assets
Investments at fair value:
   Becton, Dickinson and Company Common Stock (9,692,947
    shares and 4,080,596 shares, respectively)                                       $367,096,281       $211,374,873
   Becton, Dickinson and Company Series B ESOP Convertible Preferred Stock (0
     shares and 538,161 shares, respectively)                                                   -        178,411,256
   State Street Bank and Trust Company S&P 500 Flagship Fund
     Series A                                                                         143,991,517        132,446,808
   State Street Bank and Trust Company MidCap Index Fund
     Series A                                                                          86,661,640         68,890,445
   Wells Fargo Nikko Investment Advisors Commingled Equity Fund                        48,918,200         40,035,820
   State Street Short-Term Investment Fund                                              4,396,813          2,218,171
   Capital Guardian International Equity Fund                                          28,557,326         18,810,647
   Lord Abbett Development Growth Fund                                                 25,939,059         23,181,618
Investment contracts at contract value                                                256,511,142        234,079,648
                                                                                ---------------------------------------
Total investments                                                                     962,071,978        909,449,286

Receivables:
   Interest                                                                                32,205            826,605
   Employer contributions                                                               1,168,648          1,672,012
   Employee contributions                                                               2,037,095          1,700,278
   Loans receivable from participants                                                  22,249,276         20,930,052
Cash and cash equivalents                                                              11,044,213         10,259,005
                                                                                ---------------------------------------
Total assets                                                                          998,603,415        944,837,238

Liabilities
Accrued interest payable                                                                        -            175,560
Debt obligations                                                                                -          3,715,558
Investment management fees payable                                                         10,146             64,040
                                                                                ---------------------------------------
Total liabilities                                                                          10,146          3,955,158
                                                                                ---------------------------------------
Net assets available for benefits                                                    $998,593,269       $940,882,080
                                                                                =======================================



See notes to financial statements.

                          Becton, Dickinson and Company
                             Savings Incentive Plan

            Statement of Changes in Net Assets Available for Benefits

                            Year ended June 30, 2005


 Additions:
    Participants' contributions                                                              $ 54,852,340
    Rollover contributions                                                                      5,534,834
    Company contributions                                                                       5,109,298
    Interest income                                                                            12,751,221
    Dividends                                                                                   4,980,974
                                                                                             ------------
                                                                                               83,228,667
 Deductions:
    Distributions to participants                                                              55,726,213
    Administrative expenses and other                                                           1,777,613
                                                                                             ------------
                                                                                               57,503,826

 Net appreciation in fair value of investments                                                 31,986,348
                                                                                             ------------
 Net increase in net assets available for benefits                                             57,711,189

 Net assets available for benefits at beginning of year                                       940,882,080
                                                                                             ------------
 Net assets available for benefits at end of year                                            $998,593,269
                                                                                             ============



See notes to financial statements.

                          Becton, Dickinson and Company
                             Savings Incentive Plan

                          Notes to Financial Statements

                                  June 30, 2005


1.  Significant Accounting Policies

Accounting records of the Becton, Dickinson and Company Savings Incentive Plan (the "Plan") are maintained on the accrual basis whereby all income, costs and expenses are recorded when earned or incurred. Investments are recorded on the basis of cost but are reported in the Plan's financial statements at fair value, redemption value or contract value. Fair value of marketable equity securities is determined by quoted market prices in an active market. The value of the Becton, Dickinson and Company Series B ESOP Convertible Preferred Stock was determined based upon the guaranteed redemption value of $59 per share or 640% of the fair value of the Becton, Dickinson and Company Common Stock, whichever is higher. Investment contracts are contracts with insurance companies, which are fully benefit responsive and valued at contract value. Contract value represents contributions made, plus interest at the contract rate and transfers, less distributions. Interests in commingled trust funds and mutual funds are valued at the redemption price established by the trustee or investment manager of the respective fund. Participant loans are valued at unpaid principal balances with maturities ranging from three months to four and one-half years for ordinary loans and twenty years for primary residence loans. Cash equivalents are stated at cost, which approximates fair value. The Plan considers all highly-liquid investments with a maturity of 90 days or less when purchased to be cash equivalents. Investment management fees, brokerage fees, commissions, stock transfer taxes, and other expenses related to each investment fund are paid out of the respective fund. Other expenses, such as trustee fees, ESOP fees, and other administrative expenses are shared by Becton, Dickinson and Company (the "Company") and the Plan.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.  Description of the Plan

The Plan is a defined contribution plan established for the purpose of encouraging and assisting employees in following a systematic savings program and to provide an opportunity for employees, at no cost to themselves, to become shareholders of Becton, Dickinson and Company. Employees of Becton, Dickinson and Company and certain of its domestic subsidiaries are eligible for participation in the Plan on the first enrollment date coincident with or next following their date of hire. Becton, Dickinson and Company is the sponsor of the Plan.

                          Becton, Dickinson and Company
                             Savings Incentive Plan

                    Notes to Financial Statements (continued)


2.  Description of the Plan (continued)

Eligible employees who are members of the Plan can authorize a payroll deduction for a contribution to the Plan in an amount per payroll period equal to any selected whole percentage of pay from 2% to 20% inclusive. For purposes of the Plan, total pay includes base pay, overtime compensation and commissions. Pre-tax contributions are subject to annual Internal Revenue Code limitations of $14,000 plus a catch-up contribution of $4,000 for participants age 50 and older for 2005, $13,000 plus a catch-up contribution of $3,000 for participants age 50 and older for 2004, and $12,000 plus a catch-up contribution of $2,000 for participants age 50 and older for 2003.

Individual employee contributions of up to 6% of total pay are eligible for a matching Company contribution. The Board of Directors of the Company may, within prescribed limits, establish, from time to time, the rate of Company contributions. It has authorized the Company to make a monthly contribution to the Plan in an amount equal to 50% of eligible employee contributions during said month minus any forfeitures.

Employee contributions can be in either before-tax ("401(k)") dollars or after-tax dollars or a combination of both. Employee contributions in before-tax dollars result in savings going into the Plan before most federal, state or local taxes are withheld. Taxes are deferred until the employee withdraws the 401(k) contributions from the Plan.

Participating employees are not liable for federal income taxes on amounts earned in the Plan or on amounts contributed by the Company until such time that their participating interest is distributed to them. In general, a participating employee is subject to tax on the amount by which the distribution paid to the employee exceeds the amount of after-tax dollars the employee has contributed to the Plan.

Employee contributions are invested, at the option of the employee, in any of the available funds in 1% increments.

The investment contracts are contracts with various insurance companies, which provide known rates of return on deposited funds, provided that the contracts remain in force until their maturity. The weighted average yield for the investment contracts was 5.11% and 4.37% at June 30, 2005 and 2004, respectively. The crediting interest rates ranged from 3.54% to 8.08% for the plan year ended June 30, 2005. Crediting interest rates are

                          Becton, Dickinson and Company
                             Savings Incentive Plan

                    Notes to Financial Statements (continued)


2.  Description of the Plan (continued)

determined based on the balance and duration of the contract, with certain contracts subject to quarterly rate resets based on market indices. There are no minimum crediting interest rates or limitations on guarantees under the terms of the contracts. No valuation reserves have been established to adjust contract amounts. The contract value of the investment contracts approximates fair value.

State Street Bank & Trust Company ("State Street Bank") is the Plan's Trustee. State Street Bank is also the investment manager of the S&P 500 Flagship Fund Series A, the MidCap Index Fund Series A and the Becton, Dickinson and Company Common Stock Fund. Wells Fargo Nikko Investment Advisors is the investment manager of the Commingled Equity Fund, Lord Abbett is the investment manager of the Development Growth Fund, and Capital Guardian Trust Company is the investment manager of the International Equity Fund.

The assets of the Company Common Stock Fund are invested in shares of the Company's common stock. The Trustee has advised that its present intention is to purchase the Company's common stock exclusively on the open market. Contributions to the Company Common Stock Fund are comprised of both employee contributions, as well as employer matching contributions.

Any portion of the Funds, pending permanent investment or distribution, may be held on a short-term basis in cash or cash equivalents. The State Street Short-Term Investment Fund is a holding account and represents funds received awaiting allocation to an investment fund.

The Company implemented an Employee Stock Ownership Plan ("ESOP") whereby the Becton, Dickinson and Company Preferred Stock Fund was created to account for employer matching contributions being invested in convertible preferred stock on behalf of employees. Over the past several years, preferred shares have accumulated in the trust in excess of the Company's matching obligation.

During the first quarter of 2005, the trustee of the ESOP converted all of the outstanding shares of Series B ESOP Convertible Preferred Stock ("ESOP Preferred") into Becton, Dickinson and Company Common Stock. Conversion of the ESOP Preferred occurred at the rate of 6.4 common shares for each share of ESOP Preferred.

                          Becton, Dickinson and Company
                             Savings Incentive Plan

                    Notes to Financial Statements (continued)


2.  Description of the Plan (continued)

The Plan also has loan provisions whereby employees are allowed to take loans on their vested account balances. Loans originating during a year bear a fixed rate of interest which is set annually. Employees are required to make installment payments at each payroll date. The outstanding balance of a loan becomes due and payable upon an employee's termination. Should an employee, upon his termination, elect not to repay the outstanding balance, the loan is canceled and deemed a distribution under the Plan.

The Plan provides for vesting in employer matching contributions based on years of service as follows:

          Full Years of Service               Percentage
       ------------------------------------------------------
        Less than 2 years                            0%
        2 years but less than 3 years               50%
        3 years but less than 4 years               75%
        4 years or more                            100%

Participants may become fully vested on the date of termination of employment by reasons of death, retirement or disability, or attainment of age 65. Participants may be partially vested under certain conditions in the event of termination of employment or participation in the Plan for any other reason. Non-vested Company contributions forfeited by participants are applied to reduce future Company contributions. Participants' contributions are always 100% vested.

The Board of Directors of the Company reserves the right to terminate, modify, alter or amend the Plan at any time and at its own discretion, provided that no such termination, modification, alteration or amendment shall permit any of the funds established pursuant to the Plan to be used for any purpose other than the exclusive benefit of the participating employees. The right to modify, alter or amend includes the right to change the percentage of the Company's contributions.

Amounts allocated to withdrawn participants which have not yet been distributed from the Plan as of June 30, 2005 and 2004 amounted to $4,484,049 and $3,674,736, respectively. For the purpose of preparing the Plan's Form 5500 such amounts are recorded as liabilities.

                          Becton, Dickinson and Company
                             Savings Incentive Plan

                    Notes to Financial Statements (continued)


3.  Investments

During 2005, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

      Participant-directed:
         Becton, Dickinson and Company Common Stock                                    $(14,881,197)
         State Street Bank and Trust Company S&P 500
           Flagship Fund Series A                                                         8,589,420
         State Street Bank and Trust Company MidCap Index Fund
           Series A                                                                      10,132,637
         Wells Fargo Nikko Investment Advisors Commingled Equity
           Fund                                                                           3,575,849
         Capital Guardian International Equity Fund                                       2,000,275
         Lord Abbett Development Growth Fund                                                806,574

      Non-participant directed:
         Becton, Dickinson and Company Series B ESOP
           Convertible Preferred Stock                                                   21,762,790
                                                                                       ------------
                                                                                       $ 31,986,348
                                                                                       ============

Information about the significant components of the changes in net assets related to the non-participant directed investment, Becton, Dickinson and Company Series B ESOP Convertible Preferred Stock, is as follows:

      Contributions                                                                             -
      Interest and dividends                                                        $   1,122,589
      Net realized and unrealized appreciation in fair value                           21,762,790
      Distribution to participants                                                     (4,801,351)
      Transfers between funds (see Note 2)                                           (196,086,557)
      Expenses                                                                           (408,727)
                                                                                    -------------
      Total                                                                         $(178,411,256)
                                                                                    =============

                          Becton, Dickinson and Company
                             Savings Incentive Plan

                    Notes to Financial Statements (continued)


4.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 4, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.

5.  Related Party Transactions

During the year ended June 30, 2005, the Plan purchased and distributed 6,913,785 shares and 3,998,073 shares, respectively, of the Company's common stock and recorded $3,871,310 in dividends on the common stock from the Company. In addition, the Plan purchased and distributed 64,067 shares and 602,228 shares, respectively, of the Series B ESOP convertible preferred stock of the Company and recorded $1,109,664 in dividends on the preferred stock from the Company.

6.  Employee Stock Ownership Plan (ESOP)

The Company maintains an ESOP as part of the Savings Incentive Plan. The ESOP operates to satisfy all or part of the Company's obligation to match 50% of employees' contributions, up to a maximum of 3% of each participant's covered compensation. To accomplish this, the ESOP borrowed $60,000,000 in a private debt offering and used the proceeds to buy the Company's Series B ESOP convertible preferred stock.

Each share of preferred stock has a guaranteed liquidation value of $59 per share and is convertible into 6.4 shares of the Company's common stock (see Note
2). The preferred stock pays an annual dividend of $3.835 per share which will be used by the ESOP, together with Company contributions to repay the ESOP borrowings. The allocated and unallocated shares at cost and market at June 30 were as follows:

                                                 June 30, 2005                 June 30, 2004
                                         -------------------------------------------------------------
                                           Allocated     Unallocated     Allocated      Unallocated
                                         -------------------------------------------------------------
Becton, Dickinson and Company Series B
  ESOP Convertible Preferred Stock:
   Number of shares                              --             --          436,682        101,479
   Cost                                  $       --     $       --     $ 25,764,619   $  5,987,269
   Market                                $       --     $       --     $144,768,893   $ 33,642,363

                          Becton, Dickinson and Company
                             Savings Incentive Plan

                    Notes to Financial Statements (continued)


6.  Employee Stock Ownership Plan (ESOP) (continued)

Over a 15 year period, the trust repaid the loan; and as the loan was gradually repaid, a portion of the preferred stock was released and used to match participants' contributions in the Plan. The initial allocation of preferred stock to plan participants began in March 1990. Each year, a pre-determined number of preferred shares were released and available to be allocated to participants' accounts. If the total value of the preferred shares released (as the ESOP loan was repaid) was not sufficient to fully match the participants' contributions, the remaining portion of the match was made to the Company Common Stock Fund.

7.  Debt Obligations

In connection with the Employee Stock Ownership Plan feature, the Plan issued $60,000,000 of ESOP notes in a private placement. The notes bear interest at 9.45% and are guaranteed by the Company. The notes, which were due July 1, 2004, required semi-annual interest payments and annual principal payments. Such final payment was made on a timely basis.

                                                                EIN:  22-0760120
                                                                Plan #: 011

                          Becton, Dickinson and Company
                             Savings Incentive Plan

                    Schedule H, Line 4(i)--Schedule of Assets
                              (Held at End of Year)

                                  June 30, 2005


                                                                                   Number            Contract
                Identity of Issue, Borrower, Lessor or Similar                    of Units          or Current
                     Party and Description of Investment                          or Shares            Value
---------------------------------------------------------------------------------------------------------------------
State Street Bank & Trust Company
*Becton, Dickinson and Company Common Stock                                          9,692,947       $367,096,281

State Street Bank & Trust Company
S&P 500 Flagship Fund Series A                                                         656,174        143,991,517

State Street Bank & Trust Company
S&P MidCap Index Fund Series A                                                       3,679,119         86,661,640

Wells Fargo Nikko Investment Advisors
Commingled Equity Fund                                                               1,620,769         48,918,200

State Street Bank & Trust Company
State Street Short-Term Investment Fund                                             23,606,514          4,396,813

State Street Bank & Trust Company
Cap Guardian International Equity Fund                                                 868,004         28,557,326

State Street Bank & Trust Company
Lord Abbett Development Growth Fund                                                  1,594,288         25,939,059

CDC Financial Production, Inc.
GIC #239-03, due at 3.54%                                                                              48,483,859

JP Morgan Chase Bank
GIC #ABECTON1, at 5.57%                                                                                47,042,542



* As Becton, Dickinson and Company is the plan sponsor, these represent party-in-interest transactions.

                                                                EIN:  22-0760120
                                                                Plan #: 011

                          Becton, Dickinson and Company
                             Savings Incentive Plan

                    Schedule H, Line 4(i)--Schedule of Assets
                        (Held at End of Year) (continued)

                                  June 30, 2005


                                                                                   Number            Contract
                Identity of Issue, Borrower, Lessor or Similar                    of Units          or Current
                     Party and Description of Investment                          or Shares            Value
---------------------------------------------------------------------------------------------------------------------
John Hancock Mutual Life Insurance Company
GIC #14973, at 6.55%                                                                                 $  4,655,434

Rabobank Nederland (IGT BIKRK Int GIC)
BDX080301, due 8/12/03 at 4.54%                                                                        46,728,262

Monumental Life Insurance Company
#MDA00091TR, termination date as specified by contract, at 8.08%                                        9,152,312

Monumental Life Insurance Company
#MDA 00591TR                                                                                           39,906,878

State Street Bank (IGT Invesco Short-Term Bond)
GIC #103054, at 3.93%                                                                                  29,190,144

UBS AG
GIC #512, at 3.93%                                                                                     31,351,711
                                                                                                     ------------
Total investments                                                                                     962,071,978

Loans receivable from participants (original loan amounts ranging from $1,000 to
   $50,000 bearing interest at rates ranging from 5% to 11.5%)                                         22,249,276
                                                                                                     ------------
                                                                                                     $984,321,254
                                                                                                     ============

                                   SIGNATURES

   PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE MEMBERS OF THE SAVINGS INCENTIVE PLAN COMMITTEE HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

                                        Becton, Dickinson and Company
                                          Savings Incentive Plan

                                           /s/ Gerald Caporicci
                                        --------------------------
                                              GERALD CAPORICCI
                                       MEMBER, SAVINGS INCENTIVE PLAN
                                                 COMMITTEE
Date: December 13, 2005

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                  DESCRIPTION                             METHOD OF FILING
------                  -----------                             ----------------
 23                     Consent of Independent Registered       Filed with this report
                        Public Accounting Firm